CERTIFICATIONS PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report on Form 40-F of NovaGold Resources Inc. for the period ended November 30, 2009, I, Rick Van Nieuwenhuyse, Chief Executive Officer of the issuer, certify that:

            1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

            2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the issuer.

Date: February 17, 2010	By:/s/ Rick Van Nieuwenhuyse
Rick Van Nieuwenhuyse
President and Chief Executive Officer

This certification accompanies the annual report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the issuer for purposes of Section 18 of the Securities Exchange Act of 1934.